FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 June 2002

<u>mmO2 plc</u>

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 25 June 2002 sent to the London Stock Exchange under its requirements to submit notification of major interests in shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 28 June 2002

By: ______________________

CHRISTOPHER FLETCHER SMITH
Deputy Secretary

Detailed below is the content of a letter received from Fidelity Investments on 25 June 2002.

mmO2 Contacts:
David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0)7715 759176

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)7710 070698

mmO2 Corporate Communications
t: +44 (0)20 8606 1402

June 26, 2002

MMO2 Plc
5 Longwalk Road
Stockley Park East, Uxbridge
Middlesex, UB11 1TT
United Kingdom

FAX: Please Provide

ATTN: 011-44-208-606-1297

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

Amendment #2

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By "Eric Roiter"__________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Companies Act 1985 from FMR Corp and Fidelity International Limited. The registered interests are those of Firdelity Management & Research Company, Fidelity Management Trust Company, Fidelity Investment Services Limited and Fidelity Pension Management (together "Fidelity").

Fidelity has a non-beneficial interest in 444,398,867 Ordinary shares. This holding represents 5.13% of mmo2 plc's issued Ordinary Share Capital.

Schedule

State Street Nominees Limited	FMRCO	17,724,460
Chase Nominees Limited	FMRCO	18,698,910

State Street Nominees Limited	FMTC	546,600
HSBC	FMTC	4,473,100
Brown Brothers Harriman	FMTC	80,500
State Street Bank & Trust	FMTC	676,000
Bank of New York Europe	FMTC	1,125,700
National Cities	FMTC	1,109,200
Nortrust Nominees	FMTC	598,300
Northern Trust	FMTC	1,073,000
	FMTC	98,986
Chase Manhattan Bank London	FISL	95,379,864
Chase Nominees Limited	FISL	7,137,400
Chase Nominees Limited	FPM	8,925,100
Mellon Nominees Limited	FPM	968,100
Citibank	FPM	1,461,200
Deutsche Bank	FPM	429,200
HSBC	FPM	1,775,400
Northern Trust	FPM	2,693,200
Bank of New York London	FPM	1,386,300
HSBC Client Holdings Nominee (UK) Limited	FIL	190,557,189
Chase Manhattan Bank London	FIL	5,904,040
Bank of New York London	FIL	27,391,718
Chase Nominees Limited	FIL	12,240,800
Deutsche Bank	FIL	1,760,200
Northern Trust	FIL	19,370,800
JP Morgan	FIL	4,334,200
Nortrust Nominees Limited	FIL	9,992,300
State Street Nominees Limited	FIL	2,161,100
Morgan Stanley	FIL	3,079,400
State Street Bank & Trust	FIL	381,900
National Australia Bank	FIL	138,000
Citibank	FIL	726,700

Total Ordinary Shares	444,398,867
Current ownership percentage	5.13%
Shares in issue	8,670,049,416
Change in holdings since last filing	+67,975,103 ordinary shares